VF 3-5-03

**AK 3/4/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03011237

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH., D.C. 155

SEC FILE NUMBER
8- 37551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Designers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13160 West Burleigh Road
(No. and Street)

Brookfield	Wisconsin	53005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Nackers 262-783-0600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dwayne Johnson & Associates, S.C.
(Name — *if individual, state last, first, middle name*)

4040 North Calhoun Road	Brookfield	Wisconsin	53005
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Nackers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Designers, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Comm. exp 9/8/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Designers, Inc.

ANNUAL AUDITED REPORT

For the Years Ended December 31, 2002 and 2001

DWAYNE JOHNSON
&
associates, sc
CPA

To the Board of Directors
Investment Designers, Inc.
13160 West Burleigh Road
Brookfield, Wisconsin 53005

We have audited the accompanying Balance Sheets of Investment Designers, Inc. as of December 31, 2002 and 2001 and the related Statements of Earnings, Changes in Stockholders' Equity, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Financial Position of Investment Designers, Inc. as of December 31, 2002 and 2001 and the results of its Operations, Changes in Stockholders' Equity and its Cash Flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 are presented for purposes of additional analysis and are not a required part of the basic financial statements. The information in schedule 2 is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dwayne Johnson & Associates, S.C.

Dwayne Johnson & Assoc. S.C.

Brookfield, Wisconsin
February 3, 2003

certified public accountants

PHONE 262 781 6110
FAX 262 781 4866

4040 NORTH CALHOUN ROAD BROOKFIELD, WISCONSIN 53005

DWAYNE JOHNSON
&
associates, sc
CPA

Board of Directors
Investment Designers, Inc.

We have examined the financial statements of Investment Designers, Inc. for the year ended December 31, 2002 and have issued our report thereon dated February 3, 2003. As part of our examination, we made a study and evaluation of the company's system of internal accounting controls (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, We have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Investment Designers, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). (The broker dealer was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period reviewed); (2) in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13, and (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted

certified public accountants

PHONE 262 781 6110
FAX 262 781 4866

4040 NORTH CALHOUN ROAD BROOKFIELD, WISCONSIN 53005

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Investment Designers, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for the purposes in accordance with Securities and Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Sincerely,

Dwayne Johnson & Assoc. S.C.

Dwayne Johnson & Associates, S.C.

Brookfield, Wisconsin
February 3, 2003

INVESTMENT DESIGNERS, INC.
Balance Sheets
As of December 31,

ASSETS

	2002	2001
Current Assets		
Cash and cash equivalents	$ 31,005	$ 73,155
Receivables		
Commissions	52,027	52,211
Interest	-	895
Prepaids		
Insurance	9,918	7,389
Rent	4,265	4,025
Deposits	50,750	52,047
Total Current Assets	147,965	189,722
Fixed Assets		
Furniture & fixtures	93,183	88,746
Leasehold improvements	29,697	29,697
	122,880	118,443
Less accumulated depreciation	106,162	98,435
Total Fixed Assets	16,718	20,008
Other Assets		
Notes receivable - stockholders'	6,738	36,284
Security deposit	134	-
Total Other Assets	6,872	36,284
Total Assets	$ 171,555	$ 246,014

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.
Balance Sheets
As of December 31,

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current Liabilities		
Capital lease obligation, current portion	$ 654	$ 2,441
Accounts payable	5,227	3,073
Accrued liabilities		
Consulting fee	1,125	12,000
Commissions	34,685	34,807
Payroll taxes	16	44
Total Current Liabilities	41,707	52,365
Long-Term Liabilities		
Capital lease obligation, net of current portion	-	654
Total Liabilities	41,707	53,019
Stockholders' Equity		
Common stock, $1 par value; 56,000 shares authorized; 12,268 shares issued and 5,710 and 6,344 shares outstanding, respectively	12,268	12,268
Additional paid in capital	111,889	111,889
Treasury stock 6,558 and 5,924 shares, respectively	(52,728)	(23,181)
Retained earnings	58,419	92,019
Total Stockholders' Equity	129,848	192,995
Total Liabilities and Stockholders' Equity	$ 171,555	$ 246,014

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock			Treasury Stock			
	Shares	Amount	Additional Paid in Capital	Shares	Amount	Retained Earnings	Total
January 1, 2001	6,344	$ 12,268	$ 111,889	5,924	$ (23,181)	$ 74,242	$ 175,218
Stockholders' distributions	-	-	-	-	-	(40,000)	(40,000)
Net earnings	-	-	-	-	-	57,777	57,777
December 31, 2001	6,344	$ 12,268	$ 111,889	5,924	$ (23,181)	$ 92,019	$ 192,995
Stockholders' distributions	-	-	-	-	-	(36,000)	(36,000)
Purchase of 634 shares of treasury stock	(634)	-	-	634	(29,547)	-	(29,547)
Net earnings	-	-	-	-	-	2,400	2,400
December 31, 2002	5,710	$ 12,268	$ 111,889	6,558	$ (52,728)	$ 58,419	$ 129,848

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.
Statements of Earnings
For the Years Ended December 31,

		2002		2001
Revenues	$	1,093,660	$	1,238,085
Cost of Revenues		382,608		437,759
Gross Profit		711,052		800,326
Percent of revenues		65.0%		64.6%
Operating Expenses		700,154		738,187
Other Income (Expense)				
Interest expense		(220)		(474)
Investment income		560		4,235
Other income		282		2,335
Rental income		9,600		9,000
Contributions		(1,750)		(1,907)
Depreciation		(7,727)		(7,850)
Profit sharing		(9,243)		(9,701)
Total Other Expense		(8,498)		(4,362)
Net Earnings	$	2,400	$	57,777

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.
Statements of Cash Flows
For the Years Ended December 31,

Cash Flows From Operating Activities	2002	2001
Net earnings	$ 2,400	$ 57,777
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	7,727	7,851
(Increase) decrease in current assets		
Receivables	1,079	2,233
Prepaids	(2,769)	(2,268)
Deposits	1,297	(1,985)
Security deposit	(134)	-
Increase (decrease) in current liabilities		
Accounts payable	2,154	(2,278)
Accrued liabilities	(11,025)	(15,212)
	(1,671)	(11,659)
Net Cash Provided by Operating Activities	729	46,118
Cash Flows From Investing Activities		
Purchases of fixed assets	(4,438)	-
Treasury stock	(29,547)	-
Notes receivable - stockholders'	29,547	3,632
Net Cash Provided (Used) by Investing Activities	(4,438)	3,632
Cash Flows From Financing Activities		
Distributions to stockholders'	(36,000)	(40,000)
Repayment of capital lease obligation	(2,441)	(2,188)
Net Cash Used by Financing Activities	(38,441)	(42,188)
Net Increase (Decrease) in Cash and Cash Equivalents	(42,150)	7,562
Cash and Cash Equivalents, Beginning of the Year	73,155	65,593
Cash and Cash Equivalents, End of the Year	$ 31,005	$ 73,155
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 220	$ 474

The accompanying notes are an integral part of these financial statements

Investment Designers, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note A - Summary of Significant Accounting Policies

This summary of significant accounting policies of Investment Designers, Inc. (the Company) is presented to assist the reader in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business Activities

The Company has one office located in Brookfield, Wisconsin and another located in Appleton, Wisconsin. The Company is primarily engaged in the sale of securities. The majority of the Company's customers are located in the Greater Milwaukee Area.

Cash and Cash Equivalents

The Company maintains its cash balances at two financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The uninsured balances as of December 31, 2002 and 2001 were $0.

Cash and cash equivalents consist principally of short-term investments and are recorded at cost, which approximates market value. The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

For purposes of the statement of cash flows, the Company combines cash and cash equivalents together.

Property and Equipment

The Company's property and equipment are carried at cost. Depreciation is provided using the straight-line and accelerated methods based upon the assets estimated useful lives. When equipment is retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and any profit or loss is credited or charged to income. Maintenance and repair costs are charged to expense as incurred, and improvements, which extend the useful life of the assets are capitalized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's income or loss is thereby reported on the stockholders income tax returns. Accordingly, no liability or provision for income taxes is shown in the accompanying financial statements.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Note B - Transactions With Affiliate

An affiliate, which has the same stockholders' as the Company, transfers a percentage of their managed accounts to the Company. These transfers are management fees, which for the years ended December 31, 2002 and 2001 were 348,517 and $346,879, respectively.

Note C - Deposits

An escrow deposit comprises $50,409 and $51,940 of this balance at December 31, 2002 and 2001, respectively. These amounts are comprised solely of a money market fund. The Securities and Exchange Commission requires the Company to have a $50,000 escrow deposit.

Note D - Leases

The Company leases equipment (included in property and equipment) under a capital lease expiring in 2003. The cost of the equipment was $10,195 while the accumulated depreciation at December 31, 2002 and 2001 was $9,175 and $7,136, respectively.

The Company leases its Brookfield office facility from a stockholder of the Company on a month-to-month basis. The Company leases its Appleton office facility from an unrelated party. The lease for the Appleton office facility terminates on June 30, 2005 and calls for an annual 3% increase in the rent.

The monthly rental payments for the office facilities for 2002 and 2001 were $4,131 and $3,925, respectively. The Company also subleases a portion of the Brookfield office to the affiliated company for $800 per month. Rental expense for 2002 and 2001 was $49,556 and $47,100, respectively, and the rental income for 2002 and 2001 was $9,600 and $9,000, respectively.

The Company also leases equipment under operating leases, which expire in 2002 and 2006. The rent paid in 2002 and 2001 was $2,942 and $2,865, respectively.

Note D - Leases Continued

At December 31, 2002 future minimum lease payments and the present value of minimum capital lease payments approximated the following:

	Capital Leases	Operating Leases
Year ending December 31:		
2003	$ 665	$ 24,636
2004		24,636
2005		13,650
2006		1,784
Total minimum lease payments	665	$ 64,706
Interest imputed at 11.03%	(11)	
Capital lease obligation	$ 654	

Note E - Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering all full-time employees who have met certain age and service requirements.

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 the Company had net capital of $91,143, which was $41,143 in excess of its required net capital of $50,000. The company's net capital ratio was 45.8%.

SUPPLEMENTARY SCHEDULES

INVESTMENT DESIGNERS, INC.
Schedules of Revenues and Cost of Revenues
For the Years Ended December 31,

		2002		2001
Revenues				
General securities	$	163,578	$	182,411
Mutual funds		144,917		111,524
Fixed annuities		36,817		63,356
Variable annuities		113,326		128,858
Trailers		160,597		132,474
Insurance commissions		70,193		214,512
Options		55,318		56,521
Ticket charges reimbursed		397		1,550
Management fees		348,517		346,879
Total Revenues	$	1,093,660	$	1,238,085
Cost of Revenues				
In-house payroll		209,031		317,877
Payroll taxes		13,588		20,662
Independent brokers commissions				
Art Jesswein		3,079		5,795
Cary Wilder		713		1,329
Cynthia Bong		4,914		3,768
Danette Smith		1,633		-
Danielle Gerds		-		24,037
Donald Brown		18,877		16,449
Gregory Geivor		-		1,255
Jason Stubbe		173		180
Paul Larson		5,846		7,642
Paul Shorts		5,142		5,075
Peter Flanzer		56,514		-
Robert Thoms		3,624		12,583
Ron Mueller		2,768		4,843
Sharon Smith		476		-
Stephen Fredrichs		4,049		917
Steven Schreiber		984		1,855
Thomas Koehler		31,714		-
Tim Gerds		208		-
Traci Martens		18,086		815
Vern Evert		506		12,102
William Wenberg		683		575
Total Cost of Revenues	$	382,608	$	437,759

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.
Schedules of Operating Expenses
For the Years Ended December 31,

		2002		2001
Operating Expenses				
Advertising	$	4,762	$	10,226
Computer		5,205		3,300
Data processing		11,435		10,017
Dues & subscriptions		4,972		6,816
Education		772		876
Equipment rental		1,498		1,362
Exchange fees		4,796		3,685
Insurance		35,568		25,421
Internet		-		164
Licensing & fees		5,868		7,773
Maintenance & repairs		2,680		2,097
Meals & entertainment		9,329		15,423
Office supplies		5,315		8,659
Payroll				
Officers' wages		449,989		477,309
Other wages		37,161		37,630
Payroll taxes		24,517		23,208
Postage		5,216		7,750
Professional fees				
Accounting		7,809		8,502
Legal & other		-		1,100
Printing expense		2,021		2,030
Rent		49,556		47,100
Telephone		14,370		15,637
Travel		12,465		18,476
Other		4,849		3,626
	$	700,154	$	738,187

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2002

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

The firm claims exception to rule 15c3-3 as noted in the Focus report dated January 16, 2003, on line 25C of part IIA under exception (2) (B) where as all customer transactions are cleared through another broker dealer on a fully disclosed basis. The firm is in compliance with the exception and schedule III is therefore not presented.

Schedule 2

Investment Designers, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

Net Capital			
Total stockholders' equity qualified for net capital		$	129,848
Deductions and /or charges:			
Non-allowable assets:			
Net book value of furniture and fixtures	16,718		
Receivable from stockholders'	6,738		
Interest receivable	-		
Prepaid insurance	9,918		
Prepaid rent	4,265		
			37,639
Net capital before haircuts on securities positions			92,209
2% haircut on money market accounts			58
2% haircut on escrow deposit money market accounts			1,008
Net capital		$	91,143
Computation of Basic Net Capital Requirement			
Minimum net capital required			2,782
Minimum dollar net capital requirement of dealer			50,000
Excess net capital			41,143
Excess net capital at 1000%			86,973
Computation of Aggregate Indebtedness			
Total aggregate indebtedness			41,707
Ratio: Aggregate indebtedness to net capital			45.8%

THERE IS NO MATERIAL DIFFERENCE FROM THE COMPANY'S COMPUTATION AS NOTED IN THE FOCUS REPORT DATED JANUARY 16, 2003 AND THE AUDITED FINANCIAL INFORMATION, THEREFORE, A RECONCILIATION IS NOT INCLUDED.

See accompanying auditors' report